Exhibit 10.1

November 8, 2006

Jaime Haenggi

1103 Canoe Point

Delray Beach, FL 33444

Re:	Terms of Employment

Dear Ms. Haenggi:

We are pleased to inform you that after careful consideration Vonage America Inc. (the “Company”) has decided to extend this offer of employment. This letter sets forth the terms of the Company’s offer, which, if you accept, will govern your employment.

1.	Employment

(a)	You will be employed in the position of Vice President, Customer Life.

(b)	You will report to Michael Snyder – Chief Executive Officer, Vonage Holdings.

(c)	Your employment will commence on Monday, November 6, 2006.

2.	Location

You will work at the Company’s headquarters on a regular full-time basis, presently located in Holmdel, NJ.

3.	Compensation

(a)	The Company will pay you an annual base salary (“Base Salary”) of $200,000 less applicable withholding, payable in equal installments in accordance with the Company’s regular payroll practices for similarly situated employees, but in no event less frequently than biweekly in arrears.

(b)	You will be eligible for an annual performance-based bonus, to be granted in the Company’s sole discretion, with a target amount of up to 40% of your annual base salary.

4.	Stock Options

In addition, and subject to the required approvals of the Board of Directors of Vonage Holdings Corp., you will be granted an option under Vonage Holding Corp.’s Incentive Plan to purchase 40,000 shares of Vonage Holding Corp.’s common stock in accordance with the Incentive Plan (the number of shares and exercise price are subject to adjustment based on subsequent stock splits, reverse stock splits, other adjustments, or recapitalizations).

The options will vest and become exercisable as to 1/4th of the shares on each of the first, second, third and fourth anniversaries of the date of the award, which is the date the grant is approved by the Board of Directors. The exercise price will be established in accordance with the Incentive Plan based on the date of the award. The stock option grant will be governed by and subject to the terms of Vonage Holding Corp.’s Incentive Plan and your individual stock option agreement, which will be forwarded to you at a later time.

5.	Benefits

(a)	Participation in the health and dental plan of the Company begins after three (3) months of employment in accordance with the terms of the plans. Enclosed is information regarding the benefits offered to all the Company employees.

(b)	You are eligible to participate in the Company’s 401k plan on the first day of the month following the completion of three (3) months of employment.

(c)	If you choose to participate in these benefits, you will receive a Summary Plan Description for the health and dental insurance, as well as the 401k plans. (A copy of the plan documents is available from the Plan Administrator.) In the event of a discrepancy between this letter and the plan documents, the plan documents govern.

(d)	The Company will reimburse you for your reasonable out-of-pocket expenses actually incurred or paid by you for the continuation of your current medical and dental benefits (excluding all other benefits, including vision benefits, which shall be your responsibility) during the three (3) month waiting period in the amount of 100% of such costs up to a maximum of $3,000.

6.	Relocation Benefits

(a)	Corporate Relocation Services will arrange an apartment within the Holmdel, NJ area for a period of sixty (60) days from your Employment date.

(b)	Corporate Relocation Services will arrange for your personal belongings and household goods to be shipped to the destination location aboard a qualified household goods carrier. The Company will be billed directly for these services. The Company will reimburse you for reasonable costs related to the purchase or sale of your home. The maximum allowable amount for these services is $15,000.

(c)	For the final move to the new location, the Company reimburses travel costs for you, your spouse, and any dependents that currently reside, and are relocating, with you. Travel and lodging will be coordinated by C.R.S. Air travel is by coach class for moves over 500 miles. If the new location is less than 500 miles, the Company will reimburse driving expenses at the standard rate per mile for the shortest distance between the old and new locations. A minimum of 350 miles must be driven per day. Travel expenses for pets are not covered. Special cars and limousines are not reimbursable expenses.

(d)	You understand that if you voluntarily leave the Company prior to 12 months from the date of transfer or hire date, whichever is later, that you must repay the total cost of relocation.

7.	Miscellaneous

(a)	This offer is contingent on: (i) you signing and returning to the Company the (a) Confidentiality and Innovations Agreement, (b) Non-Compete Agreement, and (c) Pre-Employment Questionnaire (copies of which are enclosed with this letter); and (ii) a successful background check and reference verification. Your responses to the Pre-Employment Questionnaire may require a follow-up discussion.

(b)	You hereby represent to the Company that you are under no obligation or agreement that would prevent you from becoming an employee of the Company, or adversely impact your ability to perform the expected responsibilities. By accepting this offer, you agree that no trade secret or proprietary information not belonging to you or the Company will be disclosed or used by you at the Company.

(c)	This letter is not an employment contract and does not create an implied or express guarantee of continued employment. By accepting this offer, you are acknowledging that you are an employee at-will. This means that either you or the Company may terminate your employment at any time and for any reason or for no reason. Upon your acceptance, this letter will contain the entire agreement and understanding between you and the Company and supersedes any prior or contemporaneous agreements, understandings, communications, offers, representations, warranties, or commitments by or on behalf of the Company, whether written or oral. The terms of your employment may be amended in the future.

(d)	United States law requires all companies to verify an employee’s authorization to work in the United States. If you accept this offer, you will need to bring certain documents with you on your first day that allows the Company to verify your work authorization. Enclosed is an Employment Eligibility Verification (form I-9). Please review the form and bring the appropriate documents required for employment verification on your start date. You will be asked to complete the form in the presence of a witness on your start date.

(e)	Also enclosed are a Direct Deposit Authorization Form and an Employee Withholding Allowance Certificate (W-4). Please complete these forms and bring them with you on your start date.

(f)	You will be eligible for and receive severance equal to 6 months of base salary, for termination of employment, not due to cause.

If these terms are agreeable to you, please sign and date the letter in the appropriate space at the bottom and return it to me by November 1, 2006. We are excited at the prospect of your joining the Company, and look forward to your future contributions.

Sincerely,

/s/ Michael Porta
Michael Porta
Director, Human Resources

Agreed and Accepted:

Jaime Haenggi: /s/ Jamie Haenggi

Date: 11/08/06